111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

February 15, 2019

VIA EDGAR

Jeff Gabor

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vericity, Inc.

DRS Registration Statement on Form S-1

Submitted confidentially on December 21, 2018

CIK No. 0001575434

Dear Mr. Gabor:

On behalf of Vericity, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated February 6, 2019, related to the above-referenced draft Registration Statement, which was submitted confidentially on December 21, 2018 (the “DRS”).

In response to the comments in the Staff’s letter, the Company has reproduced in italics the Staff’s comments below in the order in which they were set out in your letter, numbered correspondingly and has set out its response immediately below each comment. The responses provided herein are based on information provided to Locke Lord LLP by the Company.

DRS/A Submitted December 21, 2018

Cover Page

1.

We note your response to prior comments 1 and 2. Please revise the cover page to disclose the maximum per share special dividend that you could potentially pay, including the total amount of offering proceeds that would then be allocated to the special dividend and the amount that would remain available for use by Vericity, if any. If the amount of the special dividend could be in excess of the total offering amount, please state this clearly and

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Securities and Exchange Commission

February 15, 2019

explain how you will fund the excess amount. Please also state that the capital needs assessment which will be used to determine, in part, the amount of a special dividend will be completed within six months of the offering and that the amount of the special dividend will be determined solely by the board, which is controlled by the standby purchaser. Please also quantify the total dollar amount that the standby purchaser will receive if the special dividend is paid at the maximum amount, assuming that eligible members, directors and officers subscribe for fewer than 7,437,500 shares. Please similarly disclose the maximum amount that could be paid to directors and officers given their current intended subscription amount. Please give each of these amounts assuming both the minimum and maximum offering amount. Please include similar disclosure in the Prospectus Summary, Use of Proceeds and the Conversion and Offering.

Response:

In relation to quantifying the potential maximum per share special dividend, we advise you that the Company is unable to estimate this figure outside of the capital needs assessment process. Theoretically, if no offering proceeds were retained to support operating capital levels, one-hundred percent of the net proceeds could be available for use towards a special dividend payment. However, the Company sees no scenario in which this would be the case and believes disclosing this figure would be misleading to potential investors. The Company anticipates that some portion of the net proceeds will be retained for the purposes outlined in the Use of Proceeds section on page 34 of the registration statement, and therefore continues to believe that quantification of any level of special dividend recommendation that may be made by management within six months after the offering to the then Board of Directors of the Company is not possible. The Company believes the table provided in the Summary on page 11 and Use of Proceeds section on page 34, calculating the impact on net proceeds of different projected dividend per share payouts, provides potential investors with a clear illustration of the impact on capital that may be retained by the Company to support operating capital levels under each scenario.

In order to ensure transparent disclosure around the standby purchaser’s role and the special dividend point, in the next draft of the registration statement we will further clarify the following:

•

We will add a row entitled “Effective pre-tax net investment per share” to the table on pages 11 and 34 immediately below the first row entitled “Projected divided per share” that will illustrate the effective pre-tax net investment per share after the hypothetical payment of the special dividend listed.

•

We draw your attention to the second sentence in the third paragraph and the second sentence of the fourth paragraph on page 34, which disclose that there is no assurance that the board of directors will declare any dividend. The same disclosures are contained in the Summary on page 11.

Securities and Exchange Commission

February 15, 2019

•

We will also add as a new second sentence to the third paragraph on page 34 (with a conforming change on page 11) the following: “There is no expectation that one hundred percent of the net proceeds would be available for use in payment of a special dividend.”

•

On pages 7, 30, 97, and 132 we state that the standby purchaser will be able to approve most corporate actions by written consent without a meeting of stockholders. We will revise this disclosure to clarify that the standby purchaser may approve most corporate actions “requiring stockholder approval” by written consent without a meeting of stockholders.

•

In addition, we direct you to the disclosure on the cover page and pages 7, 11, 30, 31, 34, and 97 that states that the standby purchaser will have the right to designate a majority of the nominees to serve on the board of directors. Immediately following this disclosure on pages 11, 31, 34, we state that the board will determine the amount and timing of any special dividend, and that if the standby purchaser acquires a majority of the Company’s shares sold in the offerings, the standby purchaser would receive a majority of the amount of any excess capital distributed to stockholders as a special dividend in proportion to its stock ownership.

Apex Holdco Equity Incentive Plan, page 128

2.

We note your response to our prior comments 3 and 4. Your Standby Stock Purchase Agreement filed as Exhibit 10.13 references an equity incentive plan entered into between the standby purchaser and members of the board and management of Members Mutual, however the agreement filed as Exhibit 10.16 is an undated and unexecuted form of agreement. Please file the executed form of the equity incentive plan referenced in the Standby Stock Purchase Agreement. Please also disclose the terms of the Class B units that will be awarded under the EI Plan, including the rights to any distributions from the standby purchaser, if applicable. Please also explain whether the special dividend that may potentially be paid to the standby purchaser could be received by holders of the Class B units, through distributions from the standby purchaser or otherwise. Finally, please supplementally provide us with a copy of the LP Agreement containing the terms of the Class B units.

Response:

Although the second recital on page 2 of the Standby Stock Purchase Agreement (the “SPA”) states that concurrently with the execution and delivery of the SPA the equity incentive plan (the “EI Plan”) would be entered into, the decision was made to delay execution of the EI Plan until after the completion of the offerings. Therefore, Exhibit 10.16 is the current form of the EI Plan.

Securities and Exchange Commission

February 15, 2019

In response to the Staff’s comment in relation to the description of Class B units, we will revise the disclosure on pages 128 and 129 under the heading “Apex Holdco Equity Incentive Plan” to read as follows (underlined text added):

Apex Holdco Equity Incentive Plan

In connection with completion of the offering, the Apex Holdco L.P. 2018 Equity Incentive Plan, or the EI Plan, will be established under the terms of the amended and restated limited partnership agreement of the standby purchaser (the “LP Agreement”). The EI Plan is intended to promote the long-term growth and profitability of the standby purchaser by providing employees, directors and service providers who are or will be involved in our growth with an opportunity to acquire an ownership interest in the standby purchaser, thereby encouraging such persons to contribute to and participate in our success. Under the EI Plan, the general partner of the standby purchaser may grant awards of Class B units to employees, directors and service providers of the standby purchaser and/or Vericity. Class B units are non-voting profits interests in the standby purchaser that entitle the holders thereof to participate in the appreciation in the value of the standby purchaser above the value of the capital contributions of the non-Class B unit (Class A unit) investors ~~an applicable threshold~~ and to thereby share in our future growth. Class B units are entitled to share in the distributions from the standby purchaser on a pro rata basis with the Class A units after the Class A units have received a full return of their capital contributions.

Under the EI Plan, Class B units representing 20% of the fully diluted units of the standby purchaser at the closing will be reserved for issuance in accordance with the terms of the LP Agreement. Of this amount, approximately 20% of the Class B units will be issuable to non-employee directors and advisory board members of Vericity and 80% will be issuable to employees and service providers of Vericity. The grants of Class B units made to employees and service providers vest ratably over five years, subject to forfeiture under certain conditions. The grants to the non-employee directors and advisory board members of Vericity are not subject to forfeiture. The grant of equity-based awards to the participants under the EI Plan, including our named executive officers, officers and directors of Vericity, in the form of Class B units was intended to encourage the creation of long-term value for the standby purchaser and all of our stockholders by helping to align the interests of the participants under the EI Plan with those of our stockholders and to promote employee retention and ownership, all of which serve our overall compensation objectives. Participants under the EI Plan will be eligible to receive grants whether or not they subscribe to purchase shares in the subscription offering.

We supplementally note that because there is no expectation that a special dividend would be declared in an amount equal to the net proceeds of the offering, there is no likelihood that any special dividend paid to the standby purchaser, even if distributed to the Class A unitholders, would result in a full return of capital contributions to the Class A unitholders and therefore no part of any such special dividend paid to the standby purchaser would be received by the Class B unitholders.

Finally, we will supplementally provide the form of the LP Agreement to the Staff. It is expected that the LP Agreement will be executed following the completion of the offering, concurrently with the EI Plan.

Securities and Exchange Commission

February 15, 2019

* * * * *

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773 or Laura Crotty at (312) 443-0628.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

cc:	James E. Hohmann

John Buchanan

Laura Crotty